Exhibit 5.5

Our ref	DLK\658529\4260594v2
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraens, Greence 185 38
30 December 2010
Dear Sirs
Shinyo Saowalak Limited
Shinyo Kieran Limited
We have acted as counsel as to British Virgin Islands law to Shinyo Saowalak Limited and Shinyo Kieran Limited (together, the “Companies” and each a “Company”) in connection with the offer by Navios Maritime Acquisition Corporation (“Navios”) and Navios Acquisition Finance (US) Inc. (“NAFI” and together with Navios, the “Co-Issuers”), to exchange up to US$400,000,000 in aggregate principal amount of its new 8 5/8% first priority ship mortgage notes due 2017 which are being registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its 8 5/8% first priority ship mortgage notes due 2017, in each case pursuant to the Registration Statement on Form F-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”).
1	Documents Reviewed
We have reviewed originals, copies, drafts or conformed copies of the following documents:
1.1	The written resolutions of the board of directors of each Company dated 6 October 2010 and the written resolutions of the sole shareholder of each Company dated 6 October 2010 (the “Resolutions”).

1.2	A registered agent’s certificate dated 29 December 2010 in respect of each Company, issued by Maples Corporate Services (BVI) Limited, the Companies’ registered agent (the “Registered Agent’s Certificates”).

1.3	The public records of each Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 24 December 2010 including:
(a)	each Company’s Certificate of Incorporation; and

(b)	each Company’s Memorandum and Articles of Association.
1.4	The records of proceedings on file with and available for inspection on 24 December 2010 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.5	A certificate from a Director of each Company dated 29 December 2010 (the “Director’s Certificates”).
Maples and Calder
53rd Floor   The Center   99 Queen’s Road Central   Hong Kong
Tel +852 2522 9333   Fax +852 2537 2955   www.maplesandcalder.com
Resident Hong Kong Partners: Christine Chang (England and Wales), Spencer Privett (England and Wales), Anne Walker (England and Wales)
Anthony Webster (England and Wales), Greg Knowles (England and Wales), Barry Mitchell (British Virgin Islands), Mark Western (England and Wales)
Stacey Overholt (England and Wales), John Trehey (New Zealand), Michael Gagie (British Virgin Islands), Gareth Griffiths (England and Wales)
Cayman Islands and British Virgin Islands Attorneys at Law | Offices: British Virgin Islands, Cayman Islands, Dubai, Dublin, Hong Kong, London

1.6	The Registration Statement.

1.7	An indenture dated 21 October 2010 made between, inter alia, the Co-Issuers, the Companies and the other Guarantors (as defined therein) and Wells Fargo Bank, N.A. (the “Trustee”).

1.8	A first supplemental indenture dated 9 November 2010 made between, inter alia, the Issuers, the Companies, the other Guarantors (as defined therein) and the Trustee.

1.9	A notation of guarantee dated 21 October 2010 made by each of the Companies in favour of the Trustee.
The documents referred to in paragraphs 1.7 to 1.9 above are collectively referred to as the “Transaction Documents”.
2	Assumptions
In giving this opinion we have assumed (without further verification) the completeness and accuracy of the Registered Agent’s Certificates and the Director’s Certificates. We have also relied upon the following assumptions, which we have not independently verified:
2.1	The Transaction Documents have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties (other than the Companies as a matter of British Virgin Islands law) in accordance with all relevant laws (other than the laws of the British Virgin Islands).

2.2	The Transaction Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their respective terms under the laws of the State of New York and all other relevant laws (other than the laws of the British Virgin Islands).

2.3	The choice of the laws of the State of New York as the governing law of the Transaction Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the British Virgin Islands).

2.4	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6	The accuracy and completeness of all factual representations expressed in or implied by the documents we have examined.

2.7	That all public records of the Companies which we have examined are accurate and that the information disclosed by the searches which we conducted against the Companies at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.8	The power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Companies, the laws of the British Virgin Islands) to enter into, execute, deliver and perform their respective obligations under the Transaction Documents.

2.9	The Resolutions remain in full force and effect.

2.10	There is nothing under any law (other than the law of the British Virgin Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of New York.

3	Opinions
Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:
3.1	Each Company is a company limited by shares registered under the BVI Business Companies Act, 2004 (the “Act”), in good standing at the Registry of Corporate Affairs and validly existing under the laws of the British Virgin Islands, and possesses the capacity to sue and be sued in its own name.

3.2	Each Company has full power and authority under its Memorandum and Articles of Association to enter into, execute and deliver each of the Transaction Documents and to perform its obligations under each of the Transaction Documents and to own, lease or operate its properties and assets and to carry on its business in accordance with its Memorandum and Articles of Association and as described in the Registration Statement.

3.3	The execution and delivery of the Transaction Documents and the performance by each Company of its obligations thereunder do not conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles of Association of such Company or any law, public rule, regulation, order or decree applicable to such Company in the British Virgin Islands currently in force.

3.4	The execution, delivery and performance of the Transaction Documents have been authorised by and on behalf of each Company and, assuming the Transaction Documents have been executed and unconditionally delivered in accordance with the Resolutions of such Company, the Transaction Documents have been duly executed and delivered on behalf of each Company and constitute the legal, valid and binding obligations of each of the Companies enforceable in accordance with their terms.

3.5	No authorisations, consents, approvals, licences, validations or exemptions are required by law from any governmental authorities or agencies or other official bodies in the British Virgin Islands in connection with:
(a)	the creation, execution or delivery of the Transaction Documents by the Companies;

(b)	enforcement of the Transaction Documents against the Companies;

(c)	the performance by the Companies of their respective obligations under any of the Transaction Documents; or

(d)	payments made under, or pursuant to, the Transaction Documents.
4	Qualifications
The opinions expressed above are subject to the following qualifications:
4.1	The term “enforceable” as used above means that the obligations assumed by the Companies under the Transaction Documents are of a type which the courts of the British Virgin Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

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(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under the statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the British Virgin Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment;

(f)	obligations to make payments that may be regarded as penalties will not be enforceable;

(g)	the courts of the British Virgin Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents in matters where they determine that such proceedings may be tried in a more appropriate forum; and

(h)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power. There exists doubt as to enforceability of any provision whereby the Companies covenant not to exercise powers specifically given to its shareholders by the Act.
4.2	To maintain each Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.3	The obligations of the Companies may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the British Virgin Islands.

4.4	A certificate, determination, calculation or designation of any party to the Transaction Documents as to any matter provided therein might be held by a British Virgin Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.5	We reserve our opinion as to the extent to which the courts of the British Virgin Islands would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.6	We make no comment with regard to the references to foreign statutes in the Transaction Documents.

4.7	This opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the British Virgin Islands which are in force on the date of this opinion.

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